Exhibit 99.1

8 August 2023

Tremor International Ltd
(“Tremor” or the “Company”)

Tremor International Ltd. to Announce Second Quarter 2023 Financial Results on August 17, 2023

Conference call and webcast to be held August 17, 2023, at 9:00 AM ET and 2:00 PM BST

Tremor International Ltd. (AIM/NASDAQ: TRMR), a global leader in data-driven video and Connected TV (“CTV”) advertising technology offering a horizontal platform that enables advertisers to optimize their campaigns and media companies to maximize inventory yield, will release its financial results for the three and six months ended June 30, 2023 before the U.S. market opens on Thursday, August 17, 2023.

Tremor International will host a webcast and conference call with Ofer Druker, Chief Executive Officer, and Sagi Niri, Chief Financial Officer, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM BST on the same date to discuss the Company’s financial results.

Webcast and Conference Call Details

•	Tremor International Three and Six Months Ended June 30, 2023 Earnings Webcast and Conference Call
•	August 17, 2023, at 6:00 AM PT, 9:00 AM ET, and 2:00 PM BST
•	Webcast Link: https://edge.media-server.com/mmc/p/92qjxsbm
•	Participant Dial-In Numbers:
o	US / Canada Participant Toll-Free Dial-In Number: (800) 715-9871
o	UK Participant Toll-Free Dial-In Number: +44 800 260 6466
o	International Participant Dial-In Number: (646) 307-1963
o	Conference ID: 9380678

About Tremor International

Tremor International, the parent Company of the Nexxen portfolio of advertising technology products and platforms, empowers advertisers, agencies, publishers, and broadcasters around the world to utilize video and Connected TV in the ways that are most meaningful to them. Comprised of a demand-side platform (DSP), supply-side platform (SSP), ad server and data management platform (DMP), Tremor International, through its Nexxen-branded products and platforms, delivers a flexible and unified technology stack with advanced and exclusive data at its core. The Company's robust capabilities span discovery, planning, activation, measurement, and optimization - available individually or in combination - all designed to enable partners to reach their goals, no matter how far-reaching or hyper niche they may be.

Tremor International is headquartered in Israel and maintains offices throughout the United States, Canada, Europe, and Asia-Pacific, and is traded on the London Stock Exchange (AIM: TRMR) and NASDAQ (TRMR).

For more information, visit www.tremorinternational.com and to learn more about the Company's recent rebranding, please visit www.nexxen.com.

For further information please contact:

Tremor International Ltd.
Billy Eckert, Vice President of Investor Relations
ir@tremorinternational.com

KCSA (U.S. Investor Relations)
David Hanover, Investor Relations
tremorir@kcsa.com

Vigo Consulting (U.K. Financial PR & Investor Relations)
Jeremy Garcia
Kate Kilgallen
Tel: +44 20 7390 0230 or tremor@vigoconsulting.com

finnCap Ltd.
Jonny Franklin-Adams / Charlie Beeson / George Dollemore (Corporate Finance)
Tim Redfern / Harriet Ward (ECM)
Tel: +44 20 7220 0500

PR Contact
Caroline Smith
VP, Communications, Nexxen
csmith@nexxen.com